UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Huron Ventures, Inc. (Name of Issuer)
Common Stock, $0.0001 Par Value (Title of Class of Securities)
447766 10 6 (CUSIP Number)
Big Sky Management Ltd. Suite 704 – 1478 West Hastings Street Vancouver, BC V6G 3J6 (604) 601-8206 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 03, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 447766 10 6

1.	Names of Reporting Persons. Big Sky Management Ltd. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,892,993

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,892,993

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,892,993

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 98.72%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of Huron Ventures, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 2000, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2.

Item 2. Identity and Background.

(a)	Name: Big Sky Management Ltd. is a British Columbia corporation engaged in the financial industry and is the record owner of 6,892,993 shares of the Issuer's Common Stock.

(b)	Residence or business address: The registered address of Big Sky Management Ltd. is Suite 704 – 1478 West Hastings Street, Vancouver, British Columbia, Canada V6G 3J6

(c)

Present Principal Occupation or Employment:  Eric Boehnke is the sole officer, director and shareholder of Big Sky Management Ltd. Mr. Boehnke is a citizen of Canada and his residential address is 2121 Mathers Avenue, West Vancouver, British Columbia, Canada V6V 2H2.

(d)

Criminal Conviction:  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Boehnke is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

         6,462,993 of the shares of Common Stock described in Item 5 were issued to Big Sky Management Ltd. at a price of $0.05 per share in full and final settlement of a debt owed to Big Sky Management Ltd. in the amount of $323,149.26. The remaining 430,000 of the shares of Common Stock were issued to Big Sky Management Ltd. at a price of $0.05 per share for gross consideration of $21,500 cash which was drawn from Big Sky Management Ltd.’s working capital.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The securities of the Issuer were acquired by Big Sky Management Ltd. for investment purposes and to grant to Big Sky Management Ltd. control of the Issuer. Eric Boehnke, the principal of Big Sky Management Ltd., is the sole officer and director of the Issuer and plans to seek candidates for merger with or acquisition by the Issuer.

         Big Sky Management Ltd. reserves the right to actively pursue various proposals which could relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of November 3, 2003, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b)	The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

(c)	No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 03, 2003
BIG SKY MANAGEMENT LTD.
By:	/s/ Eric Boehnke Eric Boehnke
Title:	President

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